Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Six Months Ended June 30,
	2010	2009
(Dollars in thousands)
EARNINGS:
Income before income taxes	$184,050	$279,351
Add (deduct):
Equity in earnings of unconsolidated entities	(50,900)	(43,700)
Distributions from unconsolidated entities	48,740	13,239
Amortization of capitalized interest	517	214
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(10,420)	(11,252)
	171,987	237,852
Add fixed charges:
Consolidated interest expense (1)	58,223	63,044
Interest portion (1/3) of consolidated rent expense	25,279	25,234
	$255,489	$326,130

FIXED CHARGES:
Consolidated interest expense (1)	$58,223	$63,044
Capitalized interest	2,081	1,667
Interest portion (1/3) of consolidated rent expense	25,279	25,234
	$85,583	$89,945

RATIO OF EARNINGS TO FIXED CHARGES	2.99	3.63

Tax-effected preferred dividends	$40	$39
Fixed charges	85,583	89,945
Fixed charges and preferred dividends	$85,623	$89,984

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	2.98	3.62

(1)   Interest expense on income tax contingencies is not included in fixed charges.